Exhibit 99.1

Corporate Code of Conduct

Reporting a Concern

If you know of a violation, reasonably suspect a violation, or have a concern related to the Code of Conduct, you are expected to report these issues. TransAlta Corporation and its subsidiaries (collectively, “TransAlta”) provide a safe and secure environment for people to make such a report. If possible and appropriate, approach the person involved or discuss the concern with your immediate supervisor. If for any reason you feel uncomfortable bringing the concern to the attention of your immediate supervisor, raise the concern with your immediate supervisor’s business leader, Human Resources Business Partner, TransAlta Legal, Internal Audit, or call TransAlta’s Ethics Helpline. While TransAlta encourages individuals to raise concerns directly with someone at TransAlta, there are times when you may prefer to raise your concerns anonymously. If you wish to remain anonymous, you may prefer to raise your concerns using the Ethics Helpline. The Ethics Helpline is administered by an external service provider and all calls and emails will remain confidential and anonymous. There will be no retaliation for matters reported in good faith. Acting in “good faith” means that, to your knowledge, you are making an honest and substantively complete report. Please refer to Policy 004 (Whistleblower) for additional information.

•	The Ethics Helpline can be reached at 1 (855) 374-3801 (Canada/US) and 1-800-40-5308 (Australia). The Ethics Helpline is a confidential, anonymous phone line with 24-hour voice mail.

•	Via internet: www.transalta.com/ethics-helpline

TransAlta’s Code of Conduct

The Code of Conduct applies to all employees of TransAlta. Unless application of this Code of Conduct is expressly determined not to be applicable by the relevant TransAlta executive, this Code of Conduct also applies to each independent third party (“contractors”), such as consultants, agents or independent contractors, retained to do work or represent TransAlta’s interests and that meet at least one of the criteria identified below:

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an individual that has logged in during the past six month or is expected to login in the next six months, as at any applicable date of determination, to a TransAlta email account or TransAlta intranet;

•	an individual that works on a TransAlta site and has use of TransAlta hardware (including a computer, phone, etc.);

•	an individual that uses their TransAlta email to communicate or represents themselves as working on behalf of TransAlta based on their email;

•	an individual that has the ability to make changes to TransAlta’s information technology systems or corporate processes; or

•	an individual that has access to proprietary or financial information through their TransAlta email address.

While the Code of Conduct provides a guide, it cannot address every ethical issue that may arise in our complex business. You are encouraged to seek clarification when needed from your immediate supervisor or from TransAlta Legal.

Ethical Behaviour

Improper Payments, Gifts and Entertainment

TransAlta and its employees and contractors must exercise good business judgment in extending business courtesies and never accept or offer bribes, favours or “kickbacks” for the purpose of securing business transactions. TransAlta and its employees must ensure that all payments are necessary, lawful and properly documented. Gifts and entertainment vary across the world, but they are never in cash or negotiable securities, and should never compromise, or appear to compromise, TransAlta’s ability to make sound and objective decisions. Though giving or receiving a gift is not prohibited, the gift must not be excessive and must be within the limits of responsible and generally accepted business practice. If you are not sure whether a gift or entertainment is appropriate, speak with your immediate supervisor or with TransAlta Legal.

Compliance with Laws and Regulations

All employees and contractors must comply with all laws, rules and regulations applicable to TransAlta’s business in the countries in which it operates. Violations or potential violations of laws, rules and regulations must be reported to your immediate supervisor. Where a satisfactory response is not achieved, or you are not comfortable addressing your concerns with your immediate supervisor, you should report the concern to an immediate supervisor’s business leader, TransAlta Human Resources Business Partner, TransAlta Legal, Internal Audit or to the Ethics Helpline.

Insider Trading and Trading Blackouts

TransAlta and its employees and contractors shall ensure that material, non-public information (“inside information”), is disclosed only in accordance with the applicable securities laws and regulations. No employee shall use inside information for personal profit or take advantage of inside information by providing information to others. For further guidance, refer to the Insider Trading Policy for TransAlta Corporation or TransAlta Renewables (linked below), which includes the blackout periods.

Conflict of Interest

Employees and contractors must avoid situations where personal interests could conflict, or appear to conflict, with their duties and responsibilities or the interests of TransAlta or its subsidiaries. A conflict of interest may occur where involvement in any activity, with or without the involvement of another party, prevents the ethical performance of an employee’s or contractor’s duties for TransAlta. A conflict of interest may also occur where involvement in any activity creates, or appears to create, a situation where judgment or the ability to act in the best interests of TransAlta is affected. When faced with an actual or potential conflict of interest, employees or contractors must comply with the Conflict of Interest Policy, linked below. Contractors must also comply with their written contracts and the Supplier Code of Conduct. If you are unsure of your responsibilities, check with your immediate supervisor or TransAlta Legal.

Fair Dealings

TransAlta adheres to principles of fair dealing in all of its undertakings and endeavours to ensure that all of its policies, procedures and practices are free of deliberate or unintentional systemic barriers so that no one is unfairly advantaged. Taking unfair advantage through manipulation, concealment, abuse of power, misuse of confidential or privileged information, misrepresentation of material facts and other unfair dealing practices is unacceptable. An employee’s or contractor’s dealings with TransAlta’s shareholders, customers, business partners, potential business partners, suppliers, competitors, employees, contractors, government authorities, regulators, the general public and other stakeholders must be honest, fair, courteous, respectful, conducted with integrity and with due regard for the protection of the interests involved. TransAlta complies with all Canadian, United States, Australian and other competition, antitrust, anti-bribery and anti-corruption laws applicable to TransAlta.

Corporate Opportunities

TransAlta’s employees are prohibited from: taking advantage of opportunities discovered through the use of TransAlta’s property, information or position; using corporate property, information or position for personal gain; and are prohibited from competing with TransAlta.

Competition and Antitrust

Employees and contractors must not engage in activities that would constitute, or reasonably appear to constitute, an unreasonable restraint of trade, unfair trade practice or other anti-competitive course of conduct in violation of competition and antitrust laws. Some activities that may be governed by these laws include, but are not limited to, arrangements between competitors relating to price-fixing, bid rigging and fixing or limiting production or supply. Competition and antitrust laws differ from country to country and employees should receive input and guidance from TransAlta Legal if they are unsure whether their activities may be regulated by these laws.

Respectful Work Environment

TransAlta is committed to a work environment where all employees and contractors feel safe and are valued for the diversity that they bring to our business. We honour domestic and internationally accepted labour standards and support the protection of human rights. TransAlta does not tolerate harassment or any acts of violence or threatening behaviour in the workplace. Generally speaking, harassment in the workplace is any improper comments or behaviour that demeans, humiliates or embarrasses a person, and that a reasonable person knows or should have known would be unwelcome. It includes actions (such as touching or pushing), comments (including jokes and name calling) and visual displays (such as posters and cartoons) which are perceived as insulting, intimidating, humiliating, hurtful, malicious, degrading or otherwise offensive to an individual, or which create an uncomfortable or threatening work environment, and includes sexual harassment, discriminatory harassment and other forms of harassment. Harassment can involve a single incident, or a series of incidents. Harassment can also occur on-line or through social media, as inappropriate emails, texts and social media posts can be equally hurtful. Behaviour that may promote harassment or violence in the workplace is not tolerated. TransAlta has adopted specific policies to ensure a respectful work environment, and we refer you to HR Policies 550 and 551 (linked below).

We are committed to being a good corporate citizen and supporting and enhancing the communities in which we work and live. TransAlta gives back to the communities in which it does business by focusing on activities that make a meaningful difference. In recognition of its increasing international presence, TransAlta respects the cultures and customs of the places where it operates without compromising ethical standards. Some of the most important communities our business impacts are the Indigenous communities. We are committed to working with these communities to develop positive, long-term relationships based on mutual trust and respect, and recognizing their diversity and the importance they place on land, their culture and their traditional way of life. In addition to working with Indigenous communities, we also work hard to build and maintain relationships with other landowners and members of the communities in which we work and live. We also understand the importance that community, charitable and other similar non-governmental organizations play in making the communities in which we work and live better places. TransAlta actively supports these organizations and encourages our employees to volunteer and contribute to charitable and other community-based organizations. Charitable donations should not, however, be made to improperly influence public officials or others.

Accounting and Financial Reporting

Policies and procedures ensure that all accounting and financial reporting comply with the relevant, generally accepted accounting principles and, where appropriate, the relevant rules and regulations. All TransAlta personnel have a responsibility to be aware of and ensure that all financial accounting policies, including Policies 200, 202, 210 and 226 linked below are followed.

TransAlta is committed to ensuring that we meet our accounting, financial and public disclosure obligations. The Audit, Finance and Risk Committee of the board of directors of TransAlta has established a Whistleblower Policy regarding the procedures for employees to report suspected wrongdoing confidentially and anonymously. For further guidance see Policy 004 (linked below).

Privacy

TransAlta holds personal information about employees and other individuals and in doing so, recognizes the need to balance the rights of individuals to have their personal information protected and the need of an organization to collect, use and disclose information for reasonable business purposes. TransAlta has adopted a policy that sets forth its responsibilities in ensuring this balance. For further guidance see Policy 601.

Protecting our Reputation, Customers, Investors and the Environment

Public Speaking

TransAlta employees must obtain prior approval from the Chief Executive Officer of their department prior to accepting a public speaking engagement. TransAlta has designated officials who are authorized to speak on its behalf, in particular when responding to media inquiries. For further guidance see Policy 617.

Communicating with Government Agencies, Regulators or other Officials

In all its dealings, TransAlta engages in transparent, honest and responsible communications. TransAlta employees and contractors should ensure when engaging with government/regulatory officials that they are authorized to represent TransAlta in these communications and that they have the knowledge to respond to their inquiries. For further guidance see Policies 613 and 125 (linked below).

Representing TransAlta

While everyone has the right to express personal views, TransAlta employees will not participate in activities that may compromise our goodwill, image or reputation. This includes activities that would disparage, defame, embarrass or harass any of our stakeholders, including employees, customers or vendors. This includes expressing views by any medium, including in print, or via any form of electronic communication (e.g. blogs, online social media, email or webpages). For further guidance see Policy 618 (linked below).

Use of TransAlta Assets

Every employee and contractor of TransAlta shares responsibility for protecting company assets. TransAlta assets include physical property and buildings, data, software, intellectual property, confidential information, equipment, supplies, credit cards, communication resources, information networks, documents, knowledge and any other resources or property of TransAlta.

You must ensure the care, management and cost-effective use of TransAlta’s property. This includes protecting it from waste, theft, misuse, damage, loss or misappropriation. It’s important that all employees and contractors maintain, reasonably protect and ensure they can account for all TransAlta property assigned to them.

Using Email and the Internet Properly

TransAlta may provide email and the Internet to employees and contractors to conduct business, promote work-related research and enhance internal and external communication. This means you need to take reasonable care to protect TransAlta’s systems, reputation and information.

Remember that TransAlta’s property should only be used to advance its business purposes and goals. Limited personal use of TransAlta’s electronic systems is permitted if it is consistent with this Code of Conduct and applicable corporate policies and does not interfere with a person’s work obligations. For further guidance, see Policy 133 (linked below).

Investigations

TransAlta takes all reports of possible misconduct seriously. Any employee may report misconduct to their immediate supervisor or TransAlta Legal, or may report ethical violations to the Ethics Helpline. Reports will be thoroughly and confidentially investigated with the utmost respect, discretion and privacy for anyone who is involved to determine whether the Code of Conduct or the law has been violated. The services of internal and external experts may be engaged to investigate and resolve issues as necessary. Whenever necessary, TransAlta will take prompt, thorough and appropriate corrective action. Each of us has a responsibility to cooperate fully with investigations of alleged violations.

Annual Acknowledgement

Every year, TransAlta employees and contractors will be asked to sign an acknowledgement stating that they have read and understood the Code of Conduct and have complied to the letter and spirit of the Code of Conduct. Newly recruited employees must sign the acknowledgement when they start work at TransAlta. Any independent third party, such as consultants, agents or independent contractors, retained to do work or represent TransAlta’s interests may also be asked to acknowledge the Code of Conduct principles and any other corporate policies applicable to their work.